UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE SC 13D/A

Under the Securities Exchange Act of 1934

ETOTALSOURCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

297719106
(CUSIP Number)

Mark A. Uram
11223 Cameron Parkway
Orland Park, IL 60467
(312) 342-0782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Mark A. Uram
11223 Cameron Parkway
Orland Park, IL 60467
(312) 342-0782

August 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.













                                  SCHEDULE SC 13D/A

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1                       NAME OF REPORTING PERSON

                        Mark A. Uram
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2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|

                                                                         (b) |_|
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3                       SEC USE ONLY

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4                       SOURCE OF FUNDS

                        PF
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5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e) (  )
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6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Illinois, USA
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NUMBER OF SHARES        7	SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON        	20,075,000
WITH
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			8	SHARED VOTING POWER

                                0
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                        9	SOLE DISPOSITIVE POWER

                                20,075,000
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                        10	SHARED DISPOSITIVE POWER

                                0
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11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                            	20,075,000
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12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES             (  )
----------------------- --------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          	12.99%
----------------------- --------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                          	IN
----------------------- --------------------------------------------------------





Item 1.   Security and Issuer

      This statement relates to shares of common stock, no par value per share (the "Shares"), of eTotalsource, Inc. a Colorado corporation (the "Issuer"). The Principal, executive office of the Issuer is located at 1510 Poole Blvd., Yuba City, CA 95993.

Item 2. Identity and Background

      Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

      All Shares were acquired through cash purchase in open market transactions.

Item 4. Purpose of Transaction

      The Reporting Person acquired the Shares for personal investment and invests independently of investment advice given by investment publications or investment relations personnel. The Reporting Person does not have present intentions of selling, granting any participation in, or otherwise distributing the acquired Shares.

(a) The Reporting Person has no current intent on exceeding his current aggregate of 20,075,000 Shares. If the issuer continues to issue Shares through its convertible debenture agreement, with Cornell Capital Partners, LP (Cornell), of which 225,000,000 shares of common stock are to be issued upon the conversion of the November 2005 Debentures, as described in the filing of its SB-2, filed with the Securities and Exchange Commission (SEC) on December 30, 2005, The Reporting Person's aggregate of 20,075,000 Shares may fall below a 10% beneficial ownership of the issued and outstanding common Shares.

The Reporting Person has no present plans or intentions which would result in, or relate to, any transactions as described in subparagraphs (b) through (j) of
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) - (b) As of August 20, 2007, Reporting Person was the record and beneficial owner of 20,075,000 Shares, representing 12.99% of the issued and outstanding Shares, as reported to the shareholder, by Executive Registrar & Transfer Agent, Inc. (Transfer Agent). As of August 20, 2007, the company had 154,515,639 common Shares issued and outstanding and had 300,000,000 common shares authorized. Reporting Person has sole power to vote and to dispose or to direct the disposition of all his Shares.

      (c) - (e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

      Not applicable.

Item 7. Material to be Filed as Exhibits

      Not applicable.







SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  August 22, 2007             REPORTING PERSONS:

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                                                                Mark A. Uram